Amendment No. 3 To

SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
ZAREBA SYSTEMS, INC.
(Name of the Issuer)
Zareba Systems, Inc.
(Names of Persons Filing Statement)
Common Stock
(Title of Class of Securities)
989131107
(CUSIP Number of Class of Securities)
Dale A. Nordquist
President and Chief Executive Officer
13705 26th Avenue N., Suite 102
Minneapolis, MN 55441
(763) 551-1125
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
with copies to:
Alexander Rosenstein
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402
(612) 492-7000
This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$325,000	$18.14

*	For purposes of calculating the filing fee only, this amount assumes the estimated aggregate cash payment of $325,000 by the Issuer in lieu of fractional shares immediately following a 1-for-250 Reverse Split to holders of fewer than 250 shares of the Issuer’s common stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $5.20 per pre-split share and approximately 62,473 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $325,000 and 0.0000558. Previously paid.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Zareba Systems, Inc., a Minnesota corporation (“Zareba”, the “Company”, “we”, or “our”). Our board of directors (“Board”) previously approved a 1-for-250 share combination (the “Reverse Split”) such that shareholders owning less than one whole share of our common stock following the Reverse Split would have had their fractional shares cancelled and converted into the right to receive cash consideration, and a subsequent 250-for-1 share division (“Forward Split”) affecting those shareholders who, following the Reverse Split, would continue to hold at least one whole share of common stock. The entire transaction, including the Reverse Split and Forward Split, is referred to below as the “Transaction.”
     On September 10, 2009, the Board, following recommendation of the Special Committee of the Board established to evaluate and review the Transaction, terminated the Transaction prior to its consummation. The Board has decided to explore other strategic alternatives to enhance shareholder value.
     By filing this Statement, the Company hereby withdraws the previously filed Schedule 13E-3 that was filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2009, Amendment No. 1 to the Schedule 13E-3 filed with the SEC on August 20, 2009, and Amendment No. 2 to the Schedule 13E-3 filed with the SEC on September 1, 2009.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZAREBA SYSTEMS, INC.
/s/ Dale A. Nordquist
	Name:	Dale A. Nordquist
Dated: September 10, 2009	Title:	President and Chief Executive Officer

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